YUKON-NEVADA GOLD CORP. ANNOUNCES
$10,000,000 FLOW-THROUGH PRIVATE PLACEMENT

Vancouver, BC – April 28, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) Robert Baldock, President & CEO of Yukon-Nevada Gold Corp. (the “Company”), announces that the Company has negotiated a brokered private placement for gross proceeds of up to $10,010,000 with Byron Capital Markets (the “Agent”) in which the Agent will use its best efforts to sell up to 36,400,000 flow-through common shares (“FT Shares”) at $0.275 per FT Share in the capital stock of the Company.

Yukon-Nevada Gold’s President and Chief Executive Officer, Robert Baldock, commented, “This will enable us to continue exploration at the Ketza River project in the Yukon.”

The Agent will receive a cash commission representing 7.5% of the gross proceeds of the sale of all but 6,550,000 (the “Excluded Shares”) of the FT Shares. The Company will also issue share purchase warrants to the Agent on closing (the “Agent’s Warrants”) entitling the Agent to purchase additional common shares equal in number to 2.5% of aggregate number of FT Shares sold, less the Excluded Shares. The Agent’s Warrants will entitle the Agent to purchase common shares at the price of $0.275 per common share for a period of 24 months following the closing.

In accordance with securities legislation currently in effect, the FT Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.